TRANSGLOBE ENERGY CORPORATION ANNOUNCES FOURTH QUARTER AND
YEAR-END 2012 FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, March 7, 2013 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three months and year ended December 31, 2012. All dollar values are expressed in United States dollars unless otherwise stated.

HIGHLIGHTS

2012

•	Production increased to 17,496 barrels of oil per day (“Bopd”) from an average 12,132 Bopd in 2011, a growth rate of 44%;

•	Funds flow from operations increased to $153.5 million ($2.03/share diluted) based on average Brent oil pricing of $111.56 in 2012 from $120 million in 2011, a growth rate of 28%;

•	Net earnings increased to $87.7 million ($1.16/share diluted) from $81.4 million in 2011, a growth rate of 8%;

•	Year-end 2012 Proved plus Probable (“2P”) reserves increased 10% to 48.7 MMBbl, representing a production replacement for the year of 170%;

•	Finding and development costs in 2012 of $4.46/Bbl (2P) with a recycle ratio of 4.95;

•	Finding, development and acquisition costs in 2012 of $7.36/Bbl (2P) with a recycle ratio of 3.00;

•	Raised gross proceeds of Cdn $97.8 million through a convertible debenture offering in February;

•	Closed the EP Energy and Cepsa acquisitions in June and July;

•	Awarded 4 exploration concessions in EGPC bid round in November; and

•	Collected $76.1 million in Egyptian receivables in Q4 reducing the total receivables outstanding in Egypt at year end to $220 million from $243 million in Q3

2013

•	2013 Guidance:

◦	Production of 21,000 to 24,000 Bopd, a 28% increase over 2012 using the mid-point of 22,500 Bopd;

◦	Funds Flow of $161.0 million, based on an average Dated Brent oil price of $100.0/Bbl and using the mid-point production of 22,500 Bopd;

•	January production 17,144 Bopd; February production 18,085 Bopd; and 18,500 Bopd to date in March

A conference call to discuss TransGlobe's 2012 fourth quarter and year-end results presented in this news release will be held Thursday, March 7, 2013 at 9:00 AM Mountain Time (11:00 AM Eastern Time) and is accessible to all interested parties by dialing 1-416-340-8527 or toll-free 1-877-240-9772 (see also TransGlobe's news release dated March 4 2013). The webcast may be accessed at http://events.digitalmedia.telus.com/transglobe/030713/index.php.

TransGlobe Energy Corporation's
Annual General and Special Meeting of Shareholders
Wednesday, May 8, 2013 at 3:00 PM Mountain Time
Bow Glacier Room
Centennial Place West, 3rd Floor, 250 - 5th Street S.W., Calgary, Alberta, Canada

FINANCIAL AND OPERATING RESULTS

	Three months ended December 31			Year ended December 31
Financial	2012	2011	% Change	2012	2011	% Change
Oil and gas sales	173,864	109,919	58	633,992	449,794	41
Oil and gas sales, net of royalties	92,281	60,609	52	317,666	247,754	28
Derivative loss on commodity contracts	—	(208)	—	(125)	(807)	85
Production and operating expense	17,343	10,258	69	52,367	36,662	43
General and administrative expense	7,377	5,302	39	28,206	18,893	49
Depletion, depreciation and amortization expense	12,430	8,818	41	46,946	35,081	34
Income taxes	22,415	16,426	36	88,075	69,572	27
Funds flow from operations *	46,839	26,469	77	153,498	119,976	28
Basic per share	0.63	0.36		2.09	1.65
Diluted per share	0.57	0.35		2.03	1.60
Net earnings	34,836	30,519	14	87,734	81,392	8
Net earnings - diluted	32,156	30,519	5	87,734	81,392	8
Basic per share	0.48	0.42		1.20	1.12
Diluted per share	0.39	0.41		1.16	1.09
Capital expenditures	20,150	10,575	91	51,651	70,119	(26)
Acquisitions	(719)	73,836	—	27,259	73,836	(63)
Working Capital	262,217	139,983	87	262,217	139,983	87
Long-term debt (including current portion)	16,885	57,609	(71)	16,885	57,609	(71)
Convertible debentures	98,742	—	—	98,742	—	—
Common shares outstanding
Basic (weighted average)	73,768	73,035	1	73,380	72,529	1
Diluted (weighted average)	82,210	75,102	9	75,523	74,937	1
Total assets	653,425	525,806	24	653,425	525,806	24
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

Operating
Average production volumes (Bopd)	17,875	12,054	48	17,432	12,132	44
Average sales volumes (Bopd)	19,148	12,054	59	17,496	12,132	44
Average price ($ per Bbl)	98.70	99.12	—	99.01	101.58	(3)
Production and operating expense ($ per Bbl)	9.84	9.25	6	8.18	8.28	(1)

Operations Update

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

Four wells were drilled during the fourth quarter resulting in three (Hoshia) oil wells and one (Fadl) dry well.

Subsequent to year-end four additional oil wells have been drilled in the Arta/East Arta area.

One drilling rig is currently drilling in the Arta/East Arta area of the West Gharib concession.

Production
Production from West Gharib averaged 11,563 Bopd to TransGlobe during the fourth quarter, a 5% (619 Bopd) decrease from the previous quarter. Production during the fourth quarter was impacted by an illegal eight day labor protest at the start of the October which deferred approximately 100,000 barrels of production.

Production averaged 12,270 Bopd during January, 13,232 Bopd during February and approximately 13,400 Bopd to date in March. Production increases in February and March are attributed to new wells, production optimization and increased take away capacity attributed to the West Bakr K station trucking terminal.
The Company commissioned a truck receiving terminal at the West Bakr K station to receive West Gharib production in late December. The new

K station receiving terminal is designed to receive the majority of the Hana/Hana West production from West Gharib, which is then shipped via the West Bakr pipeline to the GPC receiving terminal. By diverting up to 2,500 Bopd of Hana/Hana West production through the West Bakr pipeline system, West Gharib is able to utilize a portion of the Hana/Hana West capacity at the GPC truck terminal to deliver additional West Gharib production. West Gharib production was curtailed in 2012 due to GPC truck terminal constraints. Additional unidentified constraints could be experienced in the GPC processing facilities when the combined production approaches the 20,000+ Bopd level. The Company is working with GPC to identify bottlenecks and optimize throughput. Currently West Gharib and West Bakr are delivering approximately 18,000 Bopd into the GPC system.
The Phase 2 expansions of the new Hoshia and Arta South multi-well batteries (“MWB”) were completed in early 2013. In addition, a new MWB located in the North West corner of East Arta will be commissioned in early March, 2013 and plans have been finalized for a new Arta Main MWB in the central part of Arta, targeting a Q4-2013 startup.
The Company continues to progress a number of longer term infrastructure projects in the West Gharib/West Bakr fields to deliver West Gharib production to GPC by pipeline and thereby eliminate oil trucking outside the West Gharib field area.

Quarterly West Gharib Production (Bopd)	2012
	Q-4	Q-3	Q-2	Q-1
Gross production rate	11,563	12,182	12,356	12,065
TransGlobe working interest	11,563	12,182	12,356	12,065
TransGlobe net (after royalties)	6,697	6,757	6,847	6,581
TransGlobe net (after royalties and tax) *	4,884	4,741	4,805	4,536
* Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

West Bakr, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company drilled two wells during the fourth quarter resulting in one oil well in the K field and one dry hole in the M field.
Subsequent to the quarter, the Company has drilled two oil wells in the K field and one oil well in the M field.
The rig is currently moving to drill in H field.
To date the Company has drilled and completed four directional wells in the K field targeting multiple stacked Asl sands below the main Asl A zone with wells being completed in the lower-most oil formations. Depending on the performance of the respective wells/pools they may be recompleted or possibly commingled with additional Asl sands not currently producing. All four wells encountered oil pay in the main Asl A sand with an average true vertical depth (“tvd”) net oil pay of approximately 113 feet per well and oil pay in the Asl B sand with an average tvd net oil pay of approximately 65 feet per well. The Asl A sands appear to be relatively un-swept in the main Asl A reservoir. The wells encountered the Asl B reservoir in a structurally favorable position and have a common oil water contact. One of the four wells was completed as an Asl B oil well and was placed on production at an initial pumping rate of approximately 800 Bopd in mid February. Additional oil pay was encountered in the thinner Asl D, E & F sands depending on the structural position of the respective wells. One well is completed in the Asl D, one well in the Asl E and one well in the Asl E and F sands with an overall average production pumping rate of approximately 240 Bopd per well. The Asl formations are high quality, unconsolidated sandstone reservoirs which typically produce sand with the oil during the initial production phase resulting in an increased frequency of pump changes and sand cleanouts.
Additional vertical K field wells targeting the main Asl A pool are planned to recover un-swept oil in the K field. The Asl A pool has produced approximately 28 million barrels of oil since being discovered in 1980, or approximately 17% of the internally estimated 169 million barrels in place. At year-end 2012, approximately 4.5 million barrels of proved plus probable (“2P”) remaining reserves were assigned to the Asl A pool which, combined with historical production, equates to an ultimate recovery factor of approximately 19%. Management believes an additional 10 to 20% recovery factor for the K field Asl A pool is possible primarily through infill and down-spaced drilling opportunities. This could increase the ultimate recovery to the 30-40% range which is a more typical recovery factor for a high quality sandstone reservoir with an active water drive.
It is expected that the drilling rig will continue working in West Bakr throughout 2013.
Production
Production from West Bakr averaged 4,730 Bopd to TransGlobe during the fourth quarter, a 3% (140 Bopd) increase from the previous quarter.
Production averaged 4,126 Bopd in January and 4,199 Bopd in February. January and February production was significantly impacted by a higher than normal number of pump changes and sand cleanouts. In addition, a significant producer in the M field was down during most of January and February due to remedial work required to address an increase in water production. The well will be placed back on production this week along with a new oil well in the M field early next week. West Bakr production has averaged approximately 4,500 Bopd to-date in March, and is expected to be in the 5,000 to 5,500 Bopd range by month end.
The Company expects to achieve improved pump performance similar to the West Gharib operations as equipment is repaired or replaced with better quality components over the balance of 2013.

Quarterly West Bakr Production (Bopd)	2012
	Q-4	Q-3	Q-2	Q-1
Gross production rate	4,730	4,590	4,230	4,358
TransGlobe working interest	4,730	4,590	4,230	4,358
TransGlobe net (after royalties)	1,569	1,268	1,244	1,239
TransGlobe net (after royalties and tax) *	1,230	939	941	926
* Under the terms of the West Bakr Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

East Ghazalat Block, Arab Republic of Egypt (50% working interest)

Operations and Exploration

No wells were drilled during the fourth quarter. The operator has contracted drilling rigs for five wells in 2013. Drilling is expected to commence in March.

Production

Production from East Ghazalat averaged 467 Bopd to TransGlobe during the fourth quarter which represents the first full quarter of production from the Western desert for the Company.

TransGlobe's production averaged 405 Bopd in January and 324 Bopd in February. Three of the four producing Safwa wells are on pump and the fourth well continues to flow at reduced rates. It is expected that the flowing well will be placed on pump in 2013 when it is no longer capable of flowing to surface.

Production is trucked to a receiving terminal at the Dapetco operated South Dabaa facility approximately 35 kilometers southwest of Safwa.

Quarterly East Ghazalat Production (Bopd)	2012
	Q-4	Q-3	Q-2	Q-1
Gross production rate	934	163	—	—
TransGlobe working interest	467	82	—	—
TransGlobe net (after royalties)	235	41	—	—
TransGlobe net (after royalties and tax) *	187	33	—	—
* Under the terms of the East Ghazalat Production Sharing Concession, royalties and taxes are paid out of the Government's share of production.

South Alamein, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration
The Company has approved a budget for 2013 which includes an initial eight well drilling program and the development of the Boraq 2 oil discovery. The 2013 drilling program includes two Boraq appraisal wells with the balance of the program focused on exploration prospects in South Alamein.
The Company is waiting for military surface access approvals, which have been delayed. The Company is encouraged by the continued support from EGPC and the Ministry of Oil and is cautiously optimistic that the necessary approvals will be forthcoming over the next quarter or two.
It is difficult to provide a timeline for first oil production from the Boraq discovery. The Company had assumed a Q4-2013 startup of production for budget purposes with an average production rate of 460 Bopd for 2013.
South Mariut, Arab Republic of Egypt (60% working interest, operated)
Operations and Exploration
Al Azayem #1, the first well of a planned three well exploration program, commenced drilling in the fourth quarter and reached a total depth of 16,391 feet in January 2013. The well was plugged and abandoned. The primary Cretaceous reservoirs did not contain hydrocarbons. The Jurassic section of well encountered a gross section of approximately 4,000 feet of Jurassic shale and tight carbonates. The Jurassic shale had good hydrocarbon indicators recorded while drilling. Analysis of the drill cuttings will be carried out to determine source rock properties. The total well cost of approximately $9 million ($5.4 million to TransGlobe) was lower than the budgeted $9.6 million cost for a 14,500 foot test.
The rig is currently drilling the HL-5 prospect (Al Nahda #1) approximately 15 kilometers north of the Al Azayem prospect. The 10,500 foot Al Nahda #1 well is targeting an independent Cretaceous structure (four stacked zones) defined on 3-D seismic. The Al Nahda #1 exploration well is programmed to take approximately 40 days to drill at a budgeted cost of $4.3 million ($2.6 million to TransGlobe). As disclosed in the January 11, 2013 press release, the Al Nahda (HL-5) prospect was independently evaluated as of December 31, 2012 by DeGolyer and MacNaughton Canada Limited “DMCL”. The Al Nahda #1 well is targeting a combined four potential reservoirs that have an unrisked Mean Gross Prospective Resource volume of 20.2 million barrels.
The third exploration well is the CT-4 prospect (Al Hammam #1), located along the coastal trend approximately 50 kilometers west of Al Nahda #1. The Al Hammam #1 well is targeting a Cretaceous horst block defined on 2-D seismic data. The well is programmed to reach total depth of approximately 8,500 feet at a budgeted cost of approximately $3.4 million ($2.1 million to TransGlobe). It is expected that this well will commence drilling in March using a smaller (1,500 horsepower) drilling rig.

EGPC BID ROUND RESULTS

During the quarter, EGPC announced that TransGlobe was the successful bidder on four concessions (100% working interest) in the 2011 EGPC bid round which closed on March 29, 2012. It is expected that the new concessions will be awarded in late 2013 following the ratification process which culminates when each concession is passed into law by the People's Assembly (Parliament).

North West Gharib (100% WI)

The Company's primary objective was obtaining the 655 square kilometer (162,000 acre) North West Gharib concession which surrounds and immediately offsets the Company's core West Gharib/West Bakr producing concessions (~45,000 acres). At North West Gharib the Company expects to commence drilling shortly after ratification and final approval of the concession into law. The Company has identified more than 79 drilling locations based on existing well and seismic data for the area. The Company would also acquire 3D seismic data on portions of the concession not covered by 3D seismic, to develop additional exploration targets.

South West Gharib (100% WI)

The 195 square kilometer (48,000 acre) South West Gharib concession is located immediately south of the North West Gharib concession. The Company will acquire 3D seismic over the entire concession prior to drilling exploration wells in the first exploration phase.

South East Gharib (100% WI)

The 508 square kilometer (125,000 acre) South East Gharib concession is located immediately south of the South West Gharib concession. The Company will acquire extensive 2D and 3D seismic over this area prior to drilling exploration wells in the first exploration phase.

South Ghazalat (100% WI)

The 1,883 square kilometer (465,000 acre) South Ghazalat concession is located in the Western Desert to the West of the company's East Ghazalat concession in the prolific Abu Gharadig basin. The Company will acquire extensive 3D seismic over this area prior to drilling exploration wells in the first exploration phase.

YEMEN EAST- Masila Basin

Block 32, Republic of Yemen (13.81% working interest)
Operations and Exploration
No wells were drilled during the fourth quarter.
Production
Production sales from Block 32 averaged 3,271 Bopd (452 Bopd to TransGlobe) during the quarter. The reported gross sales production rate represents the amount of oil that was lifted and sold during the quarter. It is expected that sales production rates and the field production rates will vary quarter to quarter depending on the timing of tanker liftings during the respective quarter.
The actual field production during the fourth quarter averaged 2,442 Bopd (337 Bopd to TransGlobe) which is approximately 4% lower than the previous quarter due to natural declines.
Field production averaged approximately 2,484 Bopd (343 Bopd to TransGlobe) during January and 2,390 Bopd (330 Bopd to TransGlobe) during February.

Quarterly Block 32 Production and Sales (Bopd)	2012
	Q-4	Q-3	Q-2	Q-1
Gross field production rate	2,442	2,532	2,575	2,704
Gross sales production rate	3,271	1,501	2,839	2,151
TransGlobe working interest	452	207	392	297
TransGlobe net (after royalties)	253	123	232	166
TransGlobe net (after royalties and tax) *	185	96	179	120
* Under the terms of the Block 32 Production Sharing Agreement, royalties and taxes are paid out of the Government's share of production sharing oil.

Block 72, Republic of Yemen (20% working interest)

Operations and Exploration

No new wells were drilled during the fourth quarter. The joint venture partners have approved the Gabdain #3 exploration well, subject to the resolution of logistic/security issues in the area. The current exploration phase of the PSA has been extended to October 12, 2013.

Gabdain #3 is targeting a large fractured basement prospect originally drilled at Gabdain #1 in 2010. Gabdain #1 tested approximately 170 Bopd light oil from the Kholan formation with 85% drawdown (which overlies the basement) during a two-day production test. Test rates are not necessarily indicative of long-term performance. The basement fractures at Gabdain #1 were tight and non-productive. The Gabdain #3 well is located approximately five kilometers from Gabdain #1 and is targeting fractures in the basement. It is expected that the 3,500 meter (11,500 feet) exploration well will cost approximately $11.5 million ($2.3 million to TransGlobe).

YEMEN WEST- Marib Basin

Block S-1, Republic of Yemen (25% working interest)
Operations and Exploration
No wells were drilled during the fourth quarter.
Production
Production sales from Block S-1 averaged 7,748 Bopd (1,937 Bopd to TransGlobe) during the quarter. The reported gross sales production rate represents the amount of oil that was lifted and sold during the quarter. It is expected that sales production rates and the field production rates will vary quarter to quarter depending on the timing of tanker liftings during the respective quarter.
Field production averaged 3,112 Bopd during the quarter (778 Bopd to TransGlobe). Production was shut-in following the shutdown of the Marib export pipeline which was damaged by local tribes on November 11, 2012 and remained shut-in for the balance of the quarter. Prior to the November 11 shut-in, the An Nagyah field produced an average of 6,852 Bopd (1,713 Bopd to TransGlobe) during the month of October.
Production has remained shut-in during January, February and March.

Quarterly Block S-1 Production and Sales (Bopd)	2012
	Q-4	Q-3	Q-2	Q-1
Gross field production rate	3,112	3,860	—	—
Gross sales production rate	7,748	252	—	—
TransGlobe working interest	1,937	63	—	—
TransGlobe net (after royalties)	1,273	41	—	—
TransGlobe net (after royalties and tax) *	1,105	36	—	—
* Under the terms of the Block S-1 Production Sharing Agreement, royalties and taxes are paid out of the Government's share of production sharing oil.

Block 75, Republic of Yemen (25% working interest)

Operations and Exploration

No wells were drilled during the quarter.

Future drilling has been suspended pending resolution of logistics and security concerns.

READER ADVISORIES
Forward-Looking Statements
Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, anticipated increases to the Company's reserves and production, the possible sale of the Company's assets in Yemen, collection of accounts receivable from the Egyptian Government, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, management’s expectation for results of operations for 2013, including expected 2013 average production, funds flow from operations, the 2013 capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward‑looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.
MANAGEMENT STRATEGY AND OUTLOOK
The 2013 outlook provides information as to management’s expectation for results of operations for 2013. Readers are cautioned that the 2013 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”.
2013 Outlook Highlights

•	Production is expected to average between 21,000 Bopd and 24,000 Bopd, a 20% to 37% increase over the 2012 average production;

•	Exploration and development spending is budgeted to be $129.0 million excluding acquisitions, a 152% increase from 2012, to be funded from funds flow from operations and cash-on-hand; and

•
Funds flow from operations is estimated at $161.0 million, representing an increase of 5% from 2012, using mid-point production guidance and an average oil price assumption of $100.00 per barrel Dated Brent oil price.

2013 Updated Production Outlook
Production for 2013 is expected to average between 21,000 and 24,000 Bopd, representing a 20% to 37% increase over the 2012 average production of 17,496 Bopd. The spread in the estimated production is due to a number of variables outside of the Company’s control such as Government approvals relating to the start of South Alamein production, development drilling results in Egypt and the repair of the export pipeline for Block S-1 in Yemen.

Production Forecast
	2013 Guidance	2012 Actual	% Change
Barrels of oil per day	21,000 – 24,000	17,496	20 - 37
2013 Updated Funds Flow From Operations Outlook
Funds flow from operations is estimated at $161.0 million ($2.13/share) based on an annual average Dated Brent oil price of $100/Bbl and using the mid-point of the production guidance. Variations in production and commodity prices during 2013 could significantly change this outlook. An increase or decrease in the average Dated Brent oil price of $10/Bbl for the year would result in a corresponding change in anticipated 2013 funds flow by approximately $17.0 million or $0.23/share.

Funds Flow Forecast
($ millions)	2013 Guidance	2012 Actual	% Change
Funds Flow from operations	161.0	153.5	5
Brent oil price ($ per bbl)	100.00	111.56	(10)

2013 Capital Budget
($ millions)	2013
Egypt	124.0
Yemen	5.0
Total	129.0

The 2013 capital program is split 58:42 between development and exploration, respectively. The Company plans to participate in 51 wells in 2013. It is anticipated that the Company will fund its 2013 capital budget from funds flow from operations and working capital.
The Company will begin to explore the possibility of selling its Yemen assets in 2013, since these assets are unlikely to significantly influence the Company's future production and reserves.
Additional Measures
Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.
Reconciliation of Funds Flow from Operations

($000s)	2012	2011
Cash flow from operating activities	93,992	63,630
Changes in non-cash working capital	59,506	56,346
Funds flow from operations*	153,498	119,976
* Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Consolidated Statements of Earnings and Comprehensive Income.
    Cash interest paid is reported as a financing activity on the Consolidated Statements of Cash Flows.

Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.
Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly traded, oil exploration and production company whose activities are concentrated in two main geographic areas: the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”).
BUSINESS ACQUISITIONS
On June 7, 2012, the Company closed a Share Purchase Agreement to acquire 100% of the common shares of a wholly-owned subsidiary of EP Energy LLC, which holds, through wholly-owned subsidiaries, a non-operated 50% working interest in the South Alamein Production Sharing Concession ("PSC") in Egypt and an operated 60% working interest in the South Mariut PSC in Egypt. The transaction was structured as an all-cash deal, effective April 1, 2012, funded through working capital and the proceeds of the issuance of convertible debentures. Total consideration for the transaction was $22.9 million, which represents an initial $15.0 million base purchase price plus $7.9 million in consumable drilling equipment inventory (which is classified as exploration and evaluation assets), working capital and other closing adjustments.
On July 26, 2012, the Company closed a Share Purchase Agreement to acquire 100% of the common shares of Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A.U. (“Cepsa”). Cepsa Egypt holds an operated 50% working interest in the South Alamein PSC in Egypt. In conjunction with the EP Energy LLC business combination that was completed in the second quarter of 2012, this transaction brought the Company’s working interest in the South Alamein concession to 100%. The transaction was structured as an all-cash deal, effective July 1, 2012, funded through working capital. Total consideration for the transaction was $4.5 million, which represents an initial $3.0 million base purchase price plus $1.5 million in consumable drilling equipment inventory (which is classified as exploration and evaluation assets), working capital and other closing adjustments.

SELECTED ANNUAL INFORMATION

($000s, except per share, price and volume	2012	% Change	2011	% Change	2010
amounts)
Operations
Average sales volumes (Bopd)	17,496	44	12,132	22	9,960
Average price ($/Bbl)	99.01	(3)	101.58	37	73.97
Oil and gas sales	633,992	41	449,794	67	268,901
Oil and gas sales, net of royalties	317,666	28	247,754	58	157,220
Cash flow from operating activities	93,992	48	63,630	12	56,969
Funds flow from operations*	153,498	28	119,976	59	75,460
- Basic per share	2.09		1.65		1.14
- Diluted per share	2.03		1.60		1.10
Net earnings	87,734	8	81,392	101	40,565
- Basic per share	1.20		1.12		0.61
- Diluted per share	1.16		1.09		0.59
Total assets	653,425	24	525,806	52	345,625
Cash and cash equivalents	82,974	89	43,884	(24)	57,782
Convertible debentures	98,742	—	—	—	—
Total long-term debt, including current portion	16,885	(71)	57,609	(33)	86,420
Debt-to-funds flow ratio**	0.8		0.5		1.1
Reserves
Total Proved (MMBbl)***	32.8	16	28.2	37	20.5
Total Proved plus Probable (MMBbl)***	48.7	10	44.2	45	30.4
 * Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

 ** Debt-to-funds flow ratio is a measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations for the trailing
       12 months, and may not be comparable to measures used by other companies.

*** As determined by the Company's independent reserves evaluator, DeGolyer and MacNaughton Canada Limited ("DeGolyer") of Calgary, Alberta, in their reports dated January 18, 2013 and January 10, 2012 with effective dates of December 31, 2012 and December 31, 2011, respectively. The reports of DeGolyer have been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society), as amended from time to time.

In 2012 compared with 2011, TransGlobe,

•
Increased Proved reserves by 16% to 32.8 MMBbl and Proved plus Probable reserves by 10% to 48.7 MMBbl, representing production replacements of 172% and 170%, respectively, primarily from the development of its operated West Gharib and West Bakr concessions in Egypt;

•	Increased total sales volumes by 44%, as a result of a 56% increase in sales volumes from Egypt offset by a 43% decline in sales volumes in Yemen;

•	Increased funds flow from operations by 28% primarily due to increased production;

•
Increased net earnings to $87.7 million due to an increase in net sales revenue of $69.9 million, which was partially offset by a combined increase of $51.5 million in operating costs, current income taxes, depletion and depreciation expense, general and administrative expenses and finance costs. The increase in finance costs is due to the issuance of the convertible debentures in February 2012, whereas the other increased costs were the result of increased activity due to the Company's growth through the acquisitions completed in 2012, along with the first full year of operations at West Bakr;

•	Issued convertible unsecured subordinated debentures with an aggregate principal amount of $97.9 million; and

•	Decreased long-term debt by $40.7 million which assisted in maintaining a strong debt-to-funds flow ratio of 0.8 at December 31, 2012 (0.5 at December 31, 2011).

2012 TO 2011 NET EARNINGS VARIANCES

		$ Per Share
	$000s	Diluted	% Variance
2011 net earnings	81,392	1.09
Cash items
Volume variance	195,595	2.57	241
Price variance	(11,397)	(0.15)	(14)
Royalties	(114,286)	(1.52)	(140)
Expenses:
Production and operating	(15,705)	(0.21)	(19)
Cash general and administrative	(7,765)	(0.10)	(10)
Exploration	1,193	0.02	1
Current income taxes	(14,586)	(0.19)	(18)
Realized foreign exchange gain (loss)	(142)	—	—
Realized derivative gain (loss)	630	0.01	1
Issue costs for convertible debentures	(4,630)	(0.06)	(6)
Interest on long-term debt	(4,212)	(0.06)	(5)
Other income	(15)	—	—
Total cash items variance	24,680	0.31	31
Non-cash items
Unrealized derivative loss	52	—	—
Unrealized foreign exchange loss	557	0.01	1
Depletion and depreciation	(11,865)	(0.16)	(15)
Unrealized loss on financial instruments	(425)	(0.01)	(1)
Gain on acquisition	(13,187)	(0.17)	(16)
Impairment loss	12,071	0.16	15
Stock-based compensation	(1,440)	(0.02)	(2)
Deferred income taxes	(3,917)	(0.05)	(5)
Deferred lease inducement	(108)	—	—
Amortization of deferred financing costs	(76)	—	—
Total non-cash items variance	(18,338)	(0.24)	(23)
2012 net earnings	87,734	1.16	8
Net earnings increased to $87.7 million in 2012 compared to $81.4 million in 2011, which was mostly due to a significant increase in production volumes, which was partially offset by higher royalties and income taxes and increases in operating costs, depletion and depreciation expense, general and administrative expenses and finance costs. The increase in finance costs is due to the issuance of the convertible debentures in February 2012, whereas the other increased costs were the result of increased activity due to the Company's growth through the acquisitions completed in 2012, along with the first full year of operations at West Bakr.
BUSINESS ENVIRONMENT
The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2012	2011
Dated Brent average oil price ($/Bbl)	111.56	111.27
U.S./Canadian Dollar average exchange rate	0.9994	0.9918
The average price of Dated Brent oil was relatively unchanged in 2012 compared with 2011. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, the Contractor's share of excess ranges between 0% and 30% depending on the contract. In Yemen, the excess is treated as production sharing oil. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt and 50% to 60% in Yemen. The balance of the production after maximum cost recovery is shared with the respective governments (production sharing oil). Depending on the contract, the government receives 70% to 86% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the Government’s share of production).

During the political change in Egypt, business processes and operations have generally proceeded as normal. The Company continues to expand its footprint in Egypt as evidenced by the closing of recent business acquisitions. While exploration and development activities have generally been uninterrupted, the Company has continued to experience delays in the collection of accounts receivable from the Egyptian Government due to the economic impact caused by the instability in the country. The Company is in continual discussions with the Egyptian Government to determine solutions to the delayed cash collections, and expects to recover the accounts receivable balance in full. The Company collected $157.0 million in accounts receivable from the Egyptian Government during 2012, including $76.1 million in the fourth quarter.
SELECTED QUARTERLY FINANCIAL INFORMATION

	2012				2011
($000s, except per share,
price and volume amounts)	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1
Average sales volumes (Bopd)	19,148	17,124	16,978	16,720	12,054	13,406	11,826	11,218
Average price ($/Bbl)	98.70	96.88	95.84	104.78	99.12	104.00	105.57	97.06
Oil sales	173,864	152,624	148,078	159,426	109,919	128,265	113,615	97,995
Oil sales, net of royalties	92,281	74,540	73,633	77,212	60,609	71,769	62,513	52,863
Cash flow from operating activities	65,250	2,368	24,603	1,771	2,330	3,456	54,354	3,490
Funds flow from operations*	46,839	35,397	35,174	36,088	26,469	37,980	30,597	24,930
Funds flow from operations per share
- Basic	0.63	0.49	0.48	0.49	0.36	0.52	0.42	0.35
- Diluted	0.57	0.47	0.43	0.48	0.35	0.51	0.40	0.34
Net earnings	34,836	11,774	30,149	10,975	30,519	26,110	21,874	2,889
Net earnings - diluted	32,156	11,774	20,821	10,975	30,519	26,110	21,874	2,889
Net earnings per share
- Basic	0.48	0.16	0.41	0.15	0.42	0.36	0.30	0.04
- Diluted	0.39	0.16	0.25	0.15	0.41	0.35	0.29	0.04
Total assets	653,425	635,529	620,937	648,012	525,806	465,262	420,956	404,184
Cash and cash equivalents	82,974	45,732	72,230	127,313	43,884	105,007	122,659	86,353
Convertible debentures	98,742	102,920	95,043	105,835	—	—	—	—
Total long-term debt, including current portion	16,885	31,878	37,855	57,910	57,609	57,303	56,998	56,731
Debt-to-funds flow ratio**	0.8	1.0	1.0	1.2	0.5	0.5	0.6	0.7
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

** Debt-to-funds flow ratio is measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies.

During the fourth quarter of 2012, TransGlobe has:

•
Experienced a significant increase in cash flow from operating activities compared with prior quarters due to increased collections on accounts receivable (collected $76.1 million in Egypt and $12.4 million in Yemen in Q4-2012);

•	Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.8 at December 31, 2012;

•	Reported net earnings of $34.8 million;

•	Achieved record quarterly funds flow from operations of $46.8 million, an increase of 77% from Q4-2011, which was principally due to a 59% increase in sales volumes; and

•	Spent $19.8 million on capital programs, which was funded entirely with funds flow from operations.
The accounting for the convertible debentures continued to have a significant impact on important components of the Company's financial statements. The Company reported an increase in net earnings of $23.1 million from the third quarter of 2012, $12.1 million of which was due to:

•
The recording of an unrealized gain on convertible debentures of $2.9 million recognized in the fourth quarter of 2012, combined with an unrealized loss of $4.4 million recognized on the convertible debentures in the third quarter of 2012; and

•	An earnings increase of $4.8 million from Q3-2012 to Q4-2012 related to foreign exchange on the convertible debentures.

OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties and Other (Bopd)
Sales Volumes

	2012	2011
Egypt	16,656	10,671
Yemen	840	1,461
Total Company	17,496	12,132
Netback

Consolidated
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	633,992	99.01	449,794	101.58
Royalties	316,326	49.40	202,040	45.63
Current taxes	88,603	13.84	74,017	16.71
Production and operating expenses	52,367	8.18	36,662	8.28
Netback	176,696	27.59	137,075	30.96

Egypt
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	600,536	98.51	391,884	100.61
Royalties	303,651	49.81	176,033	45.20
Current taxes	84,935	13.93	66,630	17.11
Production and operating expenses	43,247	7.09	27,407	7.04
Netback	168,703	27.68	121,814	31.26
The netback per Bbl in Egypt decreased 11% in 2012 compared with 2011, which is a result of oil prices decreasing by 2% combined with higher royalty and tax rates principally associated with production from West Bakr. In 2012, the average selling price was $13.05/Bbl lower than the average Dated Brent oil price for the year of $111.56/Bbl which is a result of a gravity/quality adjustment as well as a contracted discounted price for West Bakr crude in 2012.
Royalties and taxes as a percentage of revenue increased to 65% in 2012, compared with 62% in 2011. This increase is due to the fact that 2011 included only West Gharib production, whereas 2012 includes West Gharib and West Bakr production. West Bakr production is subject to higher Government take in accordance with the West Bakr PSC and a lower contracted price as compared to West Gharib.
Production and operating expenses on a per Bbl basis remained consistent in 2012 compared with 2011.

Yemen
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	33,456	108.82	57,910	108.60
Royalties	12,675	41.23	26,007	48.77
Current taxes	3,668	11.93	7,387	13.85
Production and operating expenses	9,120	29.66	9,255	17.36
Netback	7,993	26.00	15,261	28.62
In Yemen, the Company experienced a 9% netback reduction on a per Bbl basis in 2012 compared with 2011. Operating expenses on a per Bbl basis increased substantially (71%) in 2012 compared to 2011 as a result of production being shut-in on Block S-1 from the beginning of the year until July 27, 2012, and again from November 11, 2012 to the end of the year. While production volumes were down, the Company continued to incur the majority of the operating costs on Block S-1 which significantly increased operating expenses per Bbl.
Partially offsetting the increased operating expenses per Bbl was a decrease of 15% in royalties and taxes on a per Bbl basis. The Block S-1 operating costs incurred during the shut-in period from the beginning of 2012 through to July 27, 2012 accumulated in cost recovery pools, which allowed the Company to achieve full cost recovery in accordance with the PSC during the time that Block S-1 was producing in the year. Cost recovery is paid out through a reduction of Government take, which has resulted in a decrease in royalties and taxes on a per Bbl basis in 2012 compared to 2011.

DERIVATIVE COMMODITY CONTRACTS
TransGlobe uses hedging arrangements from time to time as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program is actively monitored and adjusted as deemed necessary to protect the cash flows from the risk of commodity price exposure.
As there are no outstanding derivative commodity contracts at December 31, 2012, no assets or liabilities have been recognized on the Consolidated Balance Sheet for the current year. As at December 31, 2012, no production is hedged in future periods.
GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	2012		2011
(000s, except Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	27,545	4.30	17,946	4.05
Stock-based compensation	4,502	0.70	3,062	0.69
Capitalized G&A and overhead recoveries	(3,841)	(0.60)	(2,115)	(0.48)
G&A (net)	28,206	4.40	18,893	4.26
G&A expenses (net) increased 49% (3% on a per Bbl basis) in 2012 compared with 2011. The increase is principally due to increased staffing, administration and insurance costs associated with West Bakr, along with increased costs associated with acquisitions completed in 2012 (South Alamein and South Mariut).
The increase in stock-based compensation is due partly to an increase in the total value of new options granted during 2012 as compared to those granted during 2011, combined with an increase in the number of options granted and the expense recorded on share appreciation rights in 2012 compared with 2011.
FINANCE COSTS
Finance costs for the year ended December 31, 2012 increased to $13.9 million compared with $5.0 million in 2011. Finance costs include interest on long-term debt and convertible debentures, issue costs on convertible debentures and amortization of transaction costs associated with long-term debt. The overall increase in finance costs is due to higher debt levels associated with the convertible debentures combined with the costs of issuing the convertible debentures.

(000s)	2012	2011
Interest expense	$8,006	$3,794
Issue costs for convertible debentures	4,630	—
Amortization of deferred financing costs	1,265	1,189
Finance costs	$13,901	$4,983
The Company had $18.5 million ($16.9 million net of unamortized deferred financing costs) of long-term debt outstanding at December 31, 2012 (December 31, 2011 - $60.0 million). The long-term debt that was outstanding at December 31, 2012 bore interest at LIBOR plus an applicable margin that varies from 3.75% to 4.75% depending on the amount drawn under the facility.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. Transaction costs of $4.6 million relating to the issuance of the convertible debentures were expensed in the year ended December 31, 2012. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.88 per common share). Interest of 6% is payable semi-annually in arrears on March 31 and September 30. The first semi-annual interest payment was made on September 30, 2012 which included 39 days prior to March 31, 2012. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
DEPLETION AND DEPRECIATION (“DD&A”)

	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	44,442	7.29	31,035	7.97
Yemen	2,095	6.81	3,585	6.72
Corporate	409	—	461	—
	46,946	7.33	35,081	7.92
In Egypt, DD&A decreased 9% on a per Bbl basis in the year ended December 31, 2012 compared to 2011. This decrease is mostly due to proved plus probable reserve additions during the third and fourth quarters of 2012.
In Yemen, DD&A increased 1% on a per Bbl basis in the year ended December 31, 2012 compared to 2011. This increase is mostly due to a smaller reserve base over which capital costs are being depleted compared to 2011.

CAPITAL EXPENDITURES

($000s)	2012	2011
Egypt	50,220	63,177
Yemen	1,239	5,495
Acquisitions	27,259	74,814
Corporate	192	1,447
Total	78,910	144,933

In Egypt, total capital expenditures in 2012 were $50.2 million (2011 - $63.2 million). During 2012, the Company drilled 24 wells in West Gharib (13 at Arta, seven at East Arta, three at Hoshia and one at Fadl). The Company also drilled seven wells at West Bakr and two wells at East Ghazalat. Production was constrained at West Gharib during 2012 due to volume constraints at the processing facility. As a result, the capital cost per well drilled at West Gharib was lower in 2012 as the Company chose not to proceed with the completion and equipping of some of the new wells. The wells are scheduled for completion in 2013, now that some of the production constraints have been removed.
On June 7, 2012, the Company closed a Share Purchase Agreement to acquire 100% of the common shares of a wholly-owned subsidiary of EP Energy LLC which holds, through wholly-owned subsidiaries, a non-operated 50% interest in the South Alamein PSC in Egypt and an operated 60% working interest in the South Mariut PSC in Egypt. The transaction was structured as an all-cash deal, effective April 1, 2012, funded through working capital and the proceeds of the issuance of convertible debentures. Total consideration for the transaction was $22.9 million, which represents a $15.0 million base purchase price plus $7.9 million in working capital and other closing adjustments.
On July 26, 2012, the Company closed a Share Purchase Agreement to acquire 100% of the common shares of Cepsa Egypt, a wholly-owned subsidiary of Cepsa. Cepsa Egypt holds an operated 50% working interest in the South Alamein PSC in Egypt. As a result, the Company now holds a 100% working interest in the South Alamein concession through two wholly-owned subsidiaries. The Cepsa transaction was structured as an all-cash deal, effective July 1, 2012, funded through working capital. Total consideration for the transaction was $4.5 million, which represents a $3.0 million base purchase price plus $1.5 million in consumable drilling inventory (which is classified as exploration and evaluation assets), working capital and other closing adjustments.
FINDING AND DEVELOPMENT COSTS/FINDING, DEVELOPMENT AND NET ACQUISITION COSTS
National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), specifies how finding and development (“F&D”) costs should be calculated. NI 51-101 requires that exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. TransGlobe believes that the provisions of NI 51-101 do not fully reflect TransGlobe’s on-going reserve replacement costs. Since acquisitions can have a significant impact on TransGlobe’s annual reserves replacement cost, to not include these amounts could result in an inaccurate portrayal of TransGlobe’s cost structure. Accordingly, TransGlobe has also reported finding, development and acquisition (“FD&A”) costs that will incorporate acquisitions, net of any dispositions during the year.

Proved
($000s, except volumes and $/Bbl amounts)	2012	2011	2010
Total capital expenditure	51,651	70,119	65,342
Acquisitions	27,305	39,497	—
Dispositions	—	—	—
Net change from previous year’s future capital	(4,706)	(6,165)	4,776
	74,250	103,451	70,118
Reserve additions and revisions (MBbl)
Exploration and development	10,999	4,672	4,845
Acquisitions, net of dispositions	—	7,448	—
Total reserve additions (MBbl)	10,999	12,120	4,845
Average cost per Bbl
F&D	4.27	13.45	14.47
FD&A	6.75	8.54	14.47
Three-year weighted average cost per Bbl
F&D	8.77	8.76	8.06
FD&A	8.86	7.85	8.10
Note:
The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

Proved Plus Probable
($000s, except volumes and $/Bbl amounts)	2012	2011	2010
Total capital expenditure	51,651	70,119	65,342
Acquisitions	27,305	39,497	—
Dispositions	—	—	—
Net change from previous year’s future capital	1,191	(14,256)	42,546
	80,147	95,360	107,888
Reserve additions and revisions (MBbl)
Exploration and development	10,888	6,612	9,895
Acquisitions, net of dispositions	—	11,586	—
Total reserve additions (MBbl)	10,888	18,198	9,895
Average cost per Bbl
F&D	4.46	7.07	10.90
FD&A	7.36	5.24	10.90
Three-year weighted average cost per Bbl
F&D	7.42	8.04	8.00
FD&A	7.27	6.79	7.83
Note:
The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

RECYCLE RATIO

	Three-Year
Proved	Weighted
	Average	2012	2011	2010
Netback ($/Bbl)*	22.85	22.08	26.24	20.07
Proved F&D costs ($/Bbl)	8.77	4.27	13.45	14.47
Proved FD&A costs ($/Bbl)	8.86	6.75	8.54	14.47
F&D Recycle ratio	2.61	5.17	1.95	1.39
FD&A Recycle ratio	2.58	3.27	3.07	1.39
* Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, exploration, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Bbl of production.

	Three-Year
Proved Plus Probable	Weighted
	Average	2012	2011	2010
Netback ($/Bbl)*	22.85	22.08	26.24	20.07
Proved plus Probable F&D costs ($/Bbl)	7.42	4.46	7.07	10.90
Proved plus Probable FD&A costs ($/Bbl)	7.27	7.36	5.24	10.90
F&D Recycle ratio	3.08	4.95	3.71	1.84
FD&A Recycle ratio	3.14	3.00	5.01	1.84
* Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, exploration, G&A (excluding non-cash items), realized foreign exchange (gain) loss, cash finance costs and current income tax expense per Bbl of production.

The recycle ratio variances between 2012 and 2011 are driven primarily by changes in F&D and FD&A costs on a per Bbl basis, combined with a reduction in netback per Bbl. In 2011, FD&A costs per Bbl were less than F&D costs per Bbl as a result of the West Bakr acquisition, which added reserves at a cost of $5.47/Bbl on a Proved basis and $4.20/Bbl on a Proved plus Probable basis including future capital costs. The Company completed two acquisitions during 2012, neither of which contributed reserves on a Proved or Proved plus Probable basis. As such, FD&A costs per Bbl are higher than F&D costs per Bbl in 2012.
Due to the nature of international projects, the Company considers the three-year weighted average recycle ratios to provide a more useful measure of the Company's ability to successfully add reserves on an economic basis. The three-year weighted average ratios are consistent with Company expectations and with prior periods.
The recycle ratio measures the efficiency of TransGlobe’s capital program by comparing the cost of finding and developing both proved reserves and proved plus probable reserves with the netback from production. The ratio is calculated by dividing the netback by the proved and proved plus probable finding and development cost on a per Bbl basis.

Recycle Netback Calculation
($000s, except volumes and per Bbl amounts)	2012	2011	2010
Net earnings	87,734	81,392	40,565
Adjustments for non-cash items:
Depletion, depreciation and amortization	46,946	35,081	28,140
Stock-based compensation	4,502	3,062	2,360
Deferred income taxes	(528)	(4,445)	1,894
Amortization of deferred financing costs	1,265	1,189	836
Amortization of deferred lease inducement	458	350	—
Unrealized (gain) loss on commodity contracts	125	177	(816)
Unrealized foreign exchange (gain) loss	(141)	416	—
Unrealized (gain) loss on financial instruments	425	—	—
Impairment of exploration and evaluation assets	76	12,147	—
Gain on acquisition	—	(13,187)	—
Recycle netback*	140,862	116,182	72,979
Sales volumes (MBbl)	6,380	4,428	3,635
Recycle netback per Bbl*	22.08	26.24	20.07
* Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, exploration, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Bbl of production.

OUTSTANDING SHARE DATA
As at December 31, 2012, the Company had 73,793,638 common shares issued and outstanding and 5,110,001 options issued and outstanding, which are exercisable in accordance with their terms into a maximum of 5,110,001 common shares of the Company.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operations (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operations ratio, a key short-term leverage measure, remained strong at 0.8 times at December 31, 2012 (December 31, 2011 - 0.5). This was within the Company’s target range of no more than 2.0 times.
The following table illustrates TransGlobe’s sources and uses of cash during the years ended December 31, 2012 and 2011:

Sources and Uses of Cash
($000s)	2012	2011
Cash sourced
Funds flow from operations*	153,498	119,976
Transfer from restricted cash	1,445	1,161
Issue of convertible debentures	97,851	—
Exercise of options	3,333	1,946
Issuance of common shares, net of share issuance costs	—	71,583
Other	639	772
	256,766	195,438
Cash used
Capital expenditures	51,651	70,118
Deferred financing costs	440	—
Acquisitions	27,259	73,836
Repayment of long-term debt	41,550	30,000
Finance costs	11,367	3,550
Other	592	315
	132,859	177,819
	123,907	17,619
Changes in non-cash working capital	(84,817)	(31,517)
Increase (decrease) in cash and cash equivalents	39,090	(13,898)
Cash and cash equivalents – beginning of year	43,884	57,782
Cash and cash equivalents – end of year	82,974	43,884
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company funded its 2012 exploration and development program of $51.4 million and contractual commitments through the use of working capital and cash generated by operating activities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks including timely collections of accounts receivable from the Egyptian Government may impact capital resources.

Working capital is the amount by which current assets exceed current liabilities. At December 31, 2012, the Company had working capital of $262.2 million (December 31, 2011 - $140.0 million). The increase to working capital in 2012 is due almost entirely to increases in accounts receivable and cash, combined with a decrease in accounts payable. The majority of the Company’s accounts receivable are due from Egyptian General Petroleum Company ("EGPC"), and the recent political changes in the country have increased the Company’s credit risk. The Company is in continual discussions with EGPC and the Egyptian Government to determine solutions to the delayed cash collections, and expects to recover the entire accounts receivable balance in full. During the fourth quarter of 2012, collections of accounts receivable outpaced billings, resulting in a decrease in accounts receivable from Q3-2012 to Q4-2012 of $22.5 million. Subsequent to December 31, 2012, the Company collected $40.5 million of the receivables that were outstanding in Egypt at year end.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. Transaction costs of $4.6 million relating to the issuance of the convertible debentures were expensed during the year ended December 31, 2012. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.88 per common share). Interest of 6% is payable semi-annually in arrears on March 31 and September 30. The first semi-annual interest payment was made on September 30, 2012 which includes 39 days prior to March 31, 2012. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
At December 31, 2012, TransGlobe had $71.0 million available under a Borrowing Base Facility of which $18.5 million was drawn. As repayments on the Borrowing Base Facility are not expected to commence until 2014, the entire balance is presented as a long-term liability on the Consolidated Balance Sheets. Repayments will be made as required according to the scheduled reduction of the facility.

($000s)	December 31, 2012	December 31, 2011
Bank debt	18,450	60,000
Deferred financing costs	(1,565)	(2,391)
Long–term debt (net of deferred financing costs)	16,885	57,609
COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)		Payment Due by Period 1 2
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes - Liability	48,587	48,587	—	—	—
Long-term debt	Yes - Liability	18,450	—	18,450	—	—
Convertible debentures	Yes - Liability	98,742	—	—	98,742	—
Office and equipment leases [3]	No	14,728	6,819	2,324	2,072	3,513
Minimum work commitments [4]	No	4,350	4,350	—	—	—
Total		184,857	59,756	20,774	100,814	3,513
[1] Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2] Payments denominated in foreign currencies have been translated at December 31, 2012 exchange rates.
[3] Office and equipment leases includes all drilling rig contracts.
[4] Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.
Pursuant to the PSC for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2014.
Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease, to be evaluated annually. Based on the Company's annual Reserve Report effective December 31, 2012, no additional fees are due in 2013.
Pursuant to the June 7, 2012 share purchase agreement for a 60% operated interest in the South Mariut concession in Egypt, the Contractor (Joint Interest Partners) has a minimum financial commitment of $9.0 million ($5.4 million to TransGlobe) for three exploration wells ($3.0 million each) which were commitments from the original exploration period and were carried into the first three-year extension period, which expires on April 5, 2013. The Company issued three $3.0 million letters of credit to guarantee performance under this extension period and finished drilling the first of three planned wells subsequent to December 31, 2012 which has reduced the letters of credit to $6.0 million ($3.6 million to TransGlobe). There is a further two-year extension available under the terms of the PSC.
Pursuant to the June 7, 2012 and July 26, 2012 share purchase agreements for a combined 100% operated interest in the South Alamein PSC in Egypt, the Company has a commitment to drill one well (all financial commitments have been met) prior to the termination of the final two-year extension period, which expires on April 5, 2014.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at December 31, 2012.
OFF BALANCE SHEET ARRANGEMENTS
The Company has certain lease arrangements, all of which are reflected in the Commitments and Contingencies table, which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2012.

Consolidated Statements of Earnings and Comprehensive Income
(Expressed in thousands of U.S. Dollars, except per share amounts)

	2012	2011
REVENUE
Oil sales, net of royalties	$317,666	$247,754
Derivative gain (loss) on commodity contracts	(125)	(807)
Finance revenue	452	467
	317,993	247,414

EXPENSES
Production and operating	52,367	36,662
General and administrative	28,206	18,893
Foreign exchange (gain) loss	(105)	310
Finance costs	13,901	4,983
Exploration	368	1,561
Depletion, depreciation and amortization	46,946	35,081
Unrealized (gain) loss on financial instruments	425	—
Impairment of exploration and evaluation assets	76	12,147
Gain on acquisition	—	(13,187)
	142,184	96,450

Earnings before income taxes	175,809	150,964

Income tax expense (recovery) – current	88,603	74,017
– deferred	(528)	(4,445)
	88,075	69,572
NET EARNINGS AND COMPREHENSIVE INCOME FOR THE YEAR	$87,734	$81,392

Earnings per share
Basic	$1.20	$1.12
Diluted	$1.16	$1.09

Consolidated Balance Sheets
(Expressed in thousands of U.S. Dollars)

	As at	As at
	December 31, 2012	December 31, 2011
ASSETS
Current
Cash and cash equivalents	$82,974	$43,884
Accounts receivable	221,017	162,225
Derivative commodity contracts	—	125
Prepaids and other	6,813	7,441
	310,804	213,675
Non-Current
Restricted cash	782	2,226
Intangible exploration and evaluation assets	48,414	17,453
Property and equipment
Petroleum properties	280,895	280,524
Other assets	4,350	3,748
Goodwill	8,180	8,180
	$653,425	$525,806

LIABILITIES
Current
Accounts payable and accrued liabilities	$48,587	$73,692
	48,587	73,692
Non-Current
Long-term debt	16,885	57,609
Convertible debentures	98,742	—
Deferred taxes	52,363	52,891
Other long-term liabilities	988	1,122
	217,565	185,314

SHAREHOLDERS’ EQUITY
Share capital	158,721	154,263
Contributed surplus	11,714	8,538
Retained earnings	265,425	177,691
	435,860	340,492
	$653,425	$525,806

Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in thousands of U.S. Dollars)

	2012	2011

Share Capital
Balance, beginning of year	$154,263	$80,106
Stock options exercised	3,333	1,946
Share issuance	—	75,594
Share issue costs	—	(4,011)
Transfer from contributed surplus on exercise of options	1,125	628
Balance, end of year	$158,721	$154,263

Contributed Surplus
Balance, beginning of year	$8,538	$5,785
Share-based compensation expense	4,301	3,381
Transfer to share capital on exercise of options	(1,125)	(628)
Balance, end of year	$11,714	$8,538

Retained Earnings
Balance, beginning of year	$177,691	$96,299
Net earnings and total comprehensive income	87,734	81,392
Balance, end of year	$265,425	$177,691

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. Dollars)

	Year Ended	Year Ended
	December 31, 2012	December 31, 2011
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net earnings for the year	$87,734	$81,392
Adjustments for:
Depletion, depreciation and amortization	46,946	35,081
Deferred lease inducement	458	350
Impairment of exploration and evaluation costs	76	12,147
Stock-based compensation	4,502	3,062
Finance costs	13,901	4,983
Income tax expense	88,075	69,572
Gain on acquisition	—	(13,187)
Unrealized (gain) loss on commodity contracts	125	177
Unrealized (gain) loss on financial instruments	425	—
Unrealized (gain) loss on foreign currency translation	(141)	416
Income taxes paid	(88,603)	(74,017)
Changes in non-cash working capital	(59,506)	(56,346)
Net cash generated by (used in) operating activities	93,992	63,630

INVESTING
Additions to intangible exploration and evaluation assets	(5,384)	(6,991)
Additions to petroleum properties	(45,386)	(61,266)
Additions to other assets	(881)	(1,861)
Business acquisitions	(27,259)	(73,836)
Changes in restricted cash	1,445	1,161
Changes in non-cash working capital	(25,311)	24,690
Net cash generated by (used in) investing activities	(102,776)	(118,103)

FINANCING
Issue of common shares for cash	3,333	77,540
Issue costs for common shares	—	(4,011)
Financing costs	(440)	—
Interest paid	(6,737)	(3,550)
Issue of convertible debentures	97,851	—
Issue costs for convertible debentures	(4,630)	—
Repayments of long-term debt	(41,550)	(30,000)
Increase (decrease) in other long-term liabilities	(592)	772
Changes in non-cash working capital	—	139
Net cash generated by (used in) financing activities	47,235	40,890
Currency translation differences relating to cash and cash equivalents	639	(315)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	39,090	(13,898)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	43,884	57,782
CASH AND CASH EQUIVALENTS, END OF YEAR	$82,974	$43,884

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe's common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe's forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company's management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the Company's appraisal, development and evaluation plans and the focus of the Company's exploration budget. In addition, information and statements relating to "resources" are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated, and that the resources described can be profitably produced in the future. Actual results may differ materially from TransGlobe's expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe's oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company's control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe's public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact: Investor Relations Scott Koyich Telephone: (403) 264-9888 Email: investor.relations@trans-globe.com Web site: www.trans-globe.com

Submitted herewith:

(1)	Press Release - TRANSGLOBE ENERGY CORPORATION ANNOUNCES FOURTH QUARTER AND YEAR-END 2012 FINANCIAL AND OPERATING RESULTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
Registrant

Date: March 7, 2013	By: /s/ Randy C. Neely
Randy C. Neely
Vice President Finance & CFO